July 1, 2011
VIA EDGAR AND OVERNIGHT MAIL
Ms. Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4561

Re:	Online Resources Corporation
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 15, 2011
Form 10-Q for the Quarter Ended March 31, 2011
Filed May 10, 2011
Forms 8-K filed on March 15, 2011 and May 10, 2011
File No. 0-26123
Dear Ms. Collins:
     Set forth herein please find the responses provided by Online Resources Corporation (“Online Resources” or the “Company”) to the comments given in your letter dated June 22, 2011 regarding the Company’s following reports: Form 10-K for the Fiscal Year Ended December 31, 2010 filed with the Securities and Exchange Commission (the “Commission”) on March 15, 2011; Form 10-Q for the Quarter Ended March 31, 2011 filed with the Commission on May 10, 2011; and Forms 8-K filed with the Commission on March 15, 2011 and on May 10, 2011. The comments contained in your letter are reproduced below, together with our responses thereto.
Form 10-K for the Fiscal Year Ended December 31, 2010
Consolidated Financial Statements
Note 7. Commitments and Contingencies, page 63
COMMENT: We note your disclosures regarding several legal matters. If there is a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material you must either disclose the estimated additional loss, or state that such an estimate cannot be made. For each matter noted, please tell us whether you believe that it is reasonably possible that additional losses would be material and, if so, how your disclosures comply with ASC 450-20-50-3 through 5 and SAB Topic 5Y. Similar concerns apply to your Form 10-Q for the quarterly period ended March 31, 2011.
RESPONSE: In a letter dated March 7, 2011 addressed to KPMG LLP, the Company’s external auditors, our General Counsel, Thomas J. Ball, provided (further the Company’s normal internal review and periodic report preparation practice) a general summary of the Company’s significant legal matters for the twelve months ended December 31, 2010, , which stated in relevant part as follows:

APPENDIX A
Online Resources Corporation
Summary of Significant Legal Matters
1.	Kent D. Stuckey v. Online Resources Corporation, U.S. District Court for Southern Dist. Ohio, Eastern Div., Case No. 2:08-CV-1188. Lawsuit brought by Stuckey, the former Chief Executive Officer and Chairman of Internet Transaction Solutions, Inc. (“ITS”). The plaintiff has purported to bring this suit in a representative capacity on behalf of all former ITS stockholders. Discovery in the case continues and will close on May 16. No trial date has been set. It bears noting that the Company’s deposition of one ITS shareholder proved to be extremely supportive of our position in the case. Plaintiff recently filed an amended complaint (adding an Ohio securities fraud count, but largely reiterating his core breach of contract claims) in the case, and the Company has filed its motion to have the amended complaint dismissed. A new judge recently has been assigned to the case, and the judge has initially indicated a desire to move forward with the case docket more efficiently. The Company vigorously disputes the remaining claims asserted by the plaintiff, and the Company continues to believe the plaintiffs’ case is without merit, particularly with regard to any possible damages. Based on the information currently available, it is not probable that a liability has been incurred with respect to this litigation, and therefore the current estimate of loss related to this litigation is zero.

2.	Matthew P. Lawlor v. Online Resources Corporation, Circuit Court of Fairfax County, Virginia, Case No. 2010-5601 (i.e., the “Lawlor Virginia Action”):

Discovery continues the Lawlor case, and the trial date has been scheduled for the week of April 4, 2011. Among significant depositions, Plaintiff has deposed the Company’s VP of Human Resources and one member of its Board, and further depositions are scheduled in March. The parties engaged in mediation before a retired Circuit Court judge on January 14, however, that attempt to resolve all claims proved unsuccessful, primarily based on the wide discrepancy in severance and damages-related calculations. The Company recently received the report of the planned testimony of Lawlor’s economic/executive compensation expert with respect to alleged damages, and we in turn retained our outside expert consulting firm to produce its report in support of the Company’s position. On January 24 Lawlor served the Company with a request for certain records pertaining to the Company’s January 21 press release regarding our review of certain strategic expressions of interest in the Company. The Company is in the process of complying with Lawlor’s document request under a highly restricted “attorneys-eyes-only” Protective Order issued by the Court. The Company vigorously disputes the claims asserted by Lawlor, which we continue to believe are meritless — however, the litigation continues to involve significant Company distraction and expense. Based on the information currently available, it is not probable that a liability has been incurred with respect to this litigation, and therefore the current estimate of loss related to this litigation is zero.

3.	The Company’s pre-emptive lawsuit filed against Lawlor in the Chancery Court of Delaware on February 19, 2010 was stayed by Chancery pending resolution of the Lawlor Virginia Action. Based on the information currently available, it is not probable that a liability has been incurred with respect to this litigation, and therefore the current estimate of loss related to this litigation is zero.

4.	On September 17, 2010, the U.S. Department of Labor (“DOL”) dismissed Lawlor’s Sarbanes Oxley Act whistleblower claim on the grounds that he did not file the claim in a timely manner. In January the DOL dismissed Lawlor’s appeal of the grounds for dismissal. We currently have received no notice of Lawlor’s further appeal of the dismissal of his claim. Based on the information currently available, it is not probable that a liability has been incurred with respect to this litigation, and therefore the current estimate of loss related to this litigation is zero.

5.	Online Resources Corporation is currently a defendant in a civil action, Leon Stambler v. Intuit Inc., et al., Civil Action No. 2:10-C-181, Eastern Dist. Texas, Marshall Div. This lawsuit was originally filed on May 28, 2010 and an amended complaint was filed on September 27, 2010. There are twenty-six other named defendants in this action asserting claims of infringement, by each defendant, of the plaintiff’s patents relating to certain aspects of online financial transactions. The plaintiff continues to proceed with discovery in the case. An initial order has issued from the court for the defendants to attempt mediation with Stambler by June 29, although our outside counsel in the case is currently seeking to confirm the required mediation/settlement process and coordination of participants. Based on the information currently available, it is not probable that a liability has been incurred with respect to this litigation, and therefore the current estimate of loss related to this litigation is zero.
This summary was provided based on all information available at that time and with extensive consultation with outside legal counsel to the Company. This summary concluded that a reasonable possibility that a loss exceeding amounts already recognized may have been incurred did not exist. Each summary concluded that the current estimate of loss related to this litigation was zero. Additionally, by letter dated January 7, 2011, Catherine A. Graham, our Executive Vice President and Chief Financial Officer, requested that Greenberg Traurig LLP the Company’s outside legal counsel conducting the Company’s defense in the Lawlor case (as well as other corporate and litigation matters on behalf of the Company), furnish to our external auditors, KPMG LLP, information on all loss contingencies representing possible liability to the Company in excess of Two Hundred Thousand Dollars ($200,000) coming within scope of Clause (a) of Paragraph 5 of the ABA Statement of Policy Regarding Lawyers’ Responses to Auditor’ Requests for Information (December 1975). The Lawlor case was specifically omitted from their response. The Company disclosed that Mr. Lawlor was seeking $25 million in damages but the Company determined the lawsuit was without merit. The Company’s accounting conclusion was that the likelihood of a materially adverse resolution related to all of these pending legal matters was remote and that all disclosures were in compliance with ASC 450-20-50-3 through 5 and SAB Topic 5Y. Although the Company concluded that the likelihood of a materially adverse resolution was remote the Company chose to disclose the litigation in its filings as the litigation had been previously well known within the industry and the investment community.
In a letter dated May 9, 2011 addressed to KPMG LLP, the Company’s external auditors, our General Counsel, Thomas J. Ball provided (further the Company’s normal internal review and periodic report preparation practice) a general summary of the Company’s significant legal matters for the twelve months ended March 31, 2011, which stated in relevant part as follows:

APPENDIX A
Online Resources Corporation
Summary of Significant Legal Matters
1.	Kent D. Stuckey v. Online Resources Corporation, U.S. District Court for Southern Dist. Ohio, Eastern Div., Case No. 2:08-CV-1188. Lawsuit brought by Stuckey, the former Chief Executive Officer and Chairman of Internet Transaction Solutions, Inc. (“ITS”). The plaintiff has purported to bring this suit in a representative capacity on behalf of all former ITS stockholders. Discovery in the case continues, with depositions of the parties’ respective economic experts currently under way. Discovery is anticipated to close by the end of May 2011. No trial date has been set, and a trial is not anticipated to occur in 2011. Early this year Plaintiff filed an amended complaint (adding an Ohio securities fraud count, but largely reiterating his core breach of contract claims) in the case, and the Company has filed its motion to have the amended complaint dismissed (with no decision as yet from the court). A hearing on the Company’s motion for summary judgment in the case is scheduled for early August 2011. The Company continues to vigorously dispute the claims asserted by the plaintiff, and the Company continues to believe the plaintiffs’ case is without merit, particularly with regard to any possible damages. Based on the information currently available, it is not probable that a liability has been incurred with respect to this litigation, and therefore the current estimate of loss related to this litigation is zero.

2.	Matthew P. Lawlor v. Online Resources Corporation, Circuit Court of Fairfax County, Virginia, Case No. 2010-5601 (i.e., the “Lawlor Virginia Action”):

On April 22, 2011, a civil jury in the Circuit Court of Fairfax County, Virginia returned a verdict in the employment-related lawsuit filed against the Company by its former chairman and chief executive officer, Matthew P. Lawlor. The jury found in his favor on some, but not all, of Mr. Lawlor’s claims and awarded him a portion of the total damages he had requested. The verdict has been stayed by the court for 90 days for filings and hearing of post-trial motions (including, but not limited to, a motion to have the jury verdict set aside). The outcome of these motions will determine if and when an effort by the Company to appeal the verdict to the Supreme Court of Virginia will be required. The Company has accrued $7.7 million dollars to reflect the jury’s award in the case, as well as statutory interest and an estimate of additional expenses which may be recoverable by Mr. Lawlor if this verdict ultimately results in a final, non-appealable judgment in favor of Mr. Lawlor. In addition, to the extent a final, non-appealable judgment of the court upholds Mr. Lawlor’s claims arising under the Company’s stock-based equity incentive plans, other plan participants may potentially refer to that judgment in asserting claims similar to Mr. Lawlor’s against the Company. If those claims were pursued, the Company believes it could potentially incur costs of defense, settlement or damages.

3.	The Company’s pre-emptive lawsuit filed against Mr. Lawlor in the Chancery Court of Delaware on February 19, 2010 was stayed by the Chancery Court pending resolution of the Lawlor Virginia Action. Based on the result in the Lawlor Virginia Action, the Company currently would not have legal standing to continue to pursue its case against Lawlor in the Chancery Court. Based on the information currently available, it is not probable that a liability has been incurred with respect to this litigation, and therefore the current estimate of loss related to this litigation is zero.

4.	On September 17, 2010, the U.S. Department of Labor (“DOL”) dismissed Lawlor’s Sarbanes Oxley Act whistleblower claim on the grounds that he did not file the claim in a timely manner. In January the DOL dismissed Lawlor’s appeal of the grounds for dismissal. We currently have received no notice of Lawlor’s further appeal (to the federal courts) of the dismissal of his claim. Based on the information currently available, it is not probable that a liability has been incurred with respect to this litigation, and therefore the current estimate of loss related to this litigation is zero.

5.	Leon Stambler v. Intuit Inc., et al., Civil Action No. 2:10-C-181, Eastern Dist. Texas, Marshall Div. Online Resources Corporation is currently a defendant in a civil action. This lawsuit was originally filed on May 28, 2010 and an amended complaint was filed on September 27, 2010. There are twenty-six original named defendants in this action asserting claims of infringement, by each defendant, of the plaintiff’s patents relating to certain aspects of online financial transactions. The plaintiff has postponed further discovery in the case with respect to the Company. A number of the original defendants have settled with Stambler on a confidential basis. An initial order has issued from the court for the defendants to attempt mediation with Stambler by June 29, 2011, and the Company’s outside litigation counsel in the case is currently coordinating with Stambler counsel to agree upon a confidential mediation and/or settlement process. Based on the information currently available, it is not probable that a liability has been incurred with respect to this litigation, and therefore the current estimate of loss related to this litigation is zero.
This summary was provided based on all information available at that time and with extensive consultation with the Company’s outside legal counsel. This summary concluded that a reasonable possibility that a loss exceeding amounts already recognized may have been incurred did not exist except for the Lawlor litigation. Additionally, each summary, except for the Lawlor litigation, concluded that the current estimate of loss related to this litigation was zero. The Company’s accounting conclusion was that likelihood of a materially adverse resolution related to all of these pending legal matters except for the Lawlor litigation was remote and that all disclosures were in compliance with ASC 450-20-50-3 through 5 and SAB Topic 5Y.
COMMENT: We note that you accrued $7.7 million for the jury award in the Lawlor matter in the quarter ended March 31, 2011. Please tell us where you disclosed in your 2010 Form 10-K the reasonably possible loss related to this matter, or tell us why you did not provide such disclosure.
RESPONSE: We did not disclose in our 2010 Form 10K a reasonably possibly loss related to this matter based on information available at that time as noted in our response to the Staff’s preceding comment. After extensive consultation with external legal counsel and review by our Vice President & General Counsel, Thomas J. Ball, the conclusion was that the then current estimate of loss related to this litigation was zero. We believe all disclosures were in compliance with ASC 450-20-50-3 through 5 and SAB Topic 5Y.
Forms 8-K Filed on March 15, 2011 and May 10, 2011
Exhibit 99.1
COMMENT: We note the bulleted disclosures on page 1 where you have presented your non-GAAP income (loss) measures before your GAAP income (loss) measures. Please consider revising future filings in order to give the GAAP measures more prominence. See Item
1. 10(e)(1)(i)(A) of Regulation S-K.

RESPONSE: In response, we will revise future filings in order to give GAAP measures more prominence.
     We are also sending to you by overnight courier a hard copy of this letter.
     The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please call me at (703) 653-3155 with any comments or questions regarding this letter.
Very truly yours,
Catherine A. Graham
Executive Vice President and Chief Financial Officer

cc:	Joseph L. Cowan, President and Chief Executive Officer,
Online Resources Corporation
Thomas L. Ball, Vice President and General Counsel
Online Resources Corporation
Mark E. Callihan, Partner
KPMG LLP
Mark J. Wishner, Co-Managing Shareholder
Greenberg Traurig, LLP